

Alexco Announces Securityholder Approval of the Plan of Arrangement at Special Meeting and Provides Transaction Update

August 30, 2022 - Alexco Resource Corp. (NYSE American/TSX: AXU) ("Alexco" or the **"Company")** announced today that the Company's Securityholders (as defined below) approved the previously announced acquisition of Alexco by 1080980 B.C. Ltd. ("**108**"), a subsidiary of Hecla Mining Company (**NYSE: HL**) ("**Hecla**") by way of a plan of arrangement (the "**Arrangement**") at a special meeting of Securityholders held earlier today (the "**Meeting**").

The special resolution approving the Arrangement was approved by (i) 92.04% of the votes cast by Alexco's shareholders (the "**Alexco Shareholders**") present or represented by proxy at the Meeting; (ii) 92.92% of the votes cast by Alexco Shareholders, optionholders, restricted share unit holders and deferred share unit holders of Alexco (collectively, "**Securityholders**"), voting as a single class, present or represented by proxy at the Meeting; and (iii) 91.50% of votes cast by Alexco Shareholders other than votes attached to Alexco shares required to be excluded pursuant to Multilateral Instrument 61-101 – *Protection of Minority Security Holders in Special Transactions*.

Under the terms of the Arrangement, Alexco Shareholders will receive 0.116 common shares in the capital of Hecla for each Alexco share held (the "**Consideration**"). Information regarding the procedure for exchange of shares for Consideration is provided in the Company's management information circular dated July 28, 2022, related to the Meeting (the "**Circular**"). The Circular and accompanying letter of transmittal (the "**Letter of Transmittal**") are available on SEDAR under the Company's profile on SEDAR at www.sedar.com and on the Company's website at https://alexcoresource.com/investors/special-meeting-of-shareholders/. If you are a holder of Alexco restricted share units, you will need to wait to submit your Letter of Transmittal until you have received details from the Company following the effective date of the Arrangement regarding your shares of Alexco.

The Arrangement remains subject to approval of the Supreme Court of British Columbia (the "**Court**") and the satisfaction or waiver of other customary conditions. On July 27, 2022, the Commissioner of Competition issued an advance ruling certificate. The Court hearing for the final order to approve the Arrangement is currently scheduled to take place on September 1, 2022 and closing of the Arrangement is expected to close on September 7, 2022. Following completion of the Arrangement, Alexco's shares are expected to be delisted from the Toronto Stock Exchange and NYSE American. An application is also expected to be made for the Company to cease to be a reporting issuer in the applicable jurisdictions upon closing of the Arrangement.

Additional information regarding the terms of the Arrangement is set out in the Circular which is available under Alexco's profile at www.sedar.com.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District in Canada's Yukon Territory, one of the highest-grade silver mines in the world.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   **1** | P a g e
Canada



Contact

Clynton R. Nauman, Chairman and Chief Executive Officer
Rajni Bala, Investor Relations and Communications Lead
Phone: (778) 945-6577
Email: info@alexcoresource.com
Website: www.alexcoresource.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements, which relate to future events or future performance. All statements, other than statements of historical fact, included herein are forward-looking statements. Forward-looking statements herein include, without limitation, statements with respect to the consummation and timing of the Arrangement; the satisfaction or waiver of the conditions precedent to the transaction; the Consideration to be received by Alexco Shareholders; the expected benefits of the Arrangement; the timing, receipt and anticipated approval of the Court, and of any other regulatory consents and approvals; the delisting of the Alexco shares; and the intention that Alexco will cease to be a reporting issuer. Such forward-looking statements reflect management's current beliefs and are based on assumptions made by and information currently available to the Company, including assumptions as to the ability of Alexco and Hecla to receive, in a timely manner and on satisfactory terms, the necessary regulatory, Court and other third party approvals; the satisfaction or waiver of the conditions to closing of the Arrangement in a timely manner and completion of the Arrangement on the expected terms; the expected adherence to the terms of the arrangement agreement, as assigned and amended (the "Arrangement Agreement") and agreements related thereto; the adequacy of our and Hecla's financial resources; favourable equity and debt capital markets; and stability in financial capital markets. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others: the risk that the Arrangement may not close when planned or at all or on the terms and conditions set forth in the Arrangement Agreement; the failure of the Company and Hecla to obtain the necessary regulatory, Court, and other third-party approvals, or to otherwise satisfy the conditions to the completion of the Arrangement, in a timely manner, or at all, may result in the Arrangement not being completed on the proposed terms, or at all; changes in laws, regulations and government practices; if a third party makes a Superior Proposal (as defined in the Arrangement Agreement), the Arrangement may not be completed and the Company may be required to pay the Termination Fee (as defined in the Arrangement Agreement); if the Arrangement is not completed, and the Company continues as an independent entity, there are risks that the announcement of the Arrangement and the dedication of substantial resources of the Company to the completion of the Arrangement could have an impact on the Company's current business relationships and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company; future prices of silver, gold, lead, zinc and other commodities; market competition; and the geopolitical, economic, permitting legal climate that Alexco and Hecla operate in; and the additional risks and uncertainties identified in Alexco's filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
555 Burrard Street, Suite 1225
Vancouver, BC V7X 1M9   **2** | P a g e
Canada